United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                                     of the
                         Securities Exchange Act of 1934


                                For the month of


                                  December 2002


                        Valley of the Doce River Company
                 (Translation of Registrant's name into English)



                          Avenida Graca Aranha, No. 26
                      20005-900 Rio de Janeiro, RJ, Brazil
                     (Address of principal executive office)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        (Check One) Form 20-F X Form 40-F
                                             ---          ---


     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               (Check One) Yes    No X
                                              ---   ---

       (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-4 of Companhia Vale do Rio Doce and Vale Overseas Limited, File No. 333-84696.

[COMPANHIA VALE DO RIO DOCE LOGO]

                                DIVIDEND POLICY

The Board of Directors of Companhia Vale do Rio Doce (CVRD) will determine by January 31 of each year a minimum value per share, expressed in US Dollars to be distributed in this year to its shareholders. This amount will be paid in reais, equivalent to the value stipulated in US Dollars, in two semi annually installments, in the form of dividends and/or interest on shareholders equity. This minimum value will be established as a function of the expected performance of the Company in the year of distribution. The semi annually installments will be paid, respectively, in the months of April and October.

The Executive Board of CVRD will be able to propose to the Board of Directors, depending on the Company's performance, a further payment to shareholders of an additional amount per share over and above the minimum payout value established initially. The payment of this additional dividend will occur on the same dates fixed for the payment of the minimum dividend.

This Policy will come into force from 2003.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            COMPANHIA VALE DO RIO DOCE
                                                      (Registrant)


Date:  December 18, 2002

                                            By: /s/ Fabio de Oliveira Barbosa
                                                ------------------------------
                                                  Fabio de Oliveira Barbosa
                                                  Chief Financial Officer